Exhibit 99.1

Therapix Biosciences Announces OTC Pink Ticker Symbol 'TRPXY' and Removal of Injunction by Israeli Court

TEL AVIV, Israel, July 9, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (OTC Pink: TRPXY) (the "Company"), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today that its American Depositary Shares ("ADSs") will now trade under the OTC Pink ticker symbol "TRPXY." The Company also announced the removal by an Israeli court of a previously reported temporary injunction against the Company prohibiting the Company from making any changes in its share capital or adopting any resolution which is not in the ordinary course of business.

 OTC Pink Ticker Symbol "TRPXY"

As of July 8, 2020, the Company's ADSs became eligible to trade on the OTC Pink Marketplace under the symbols "TRPXY."  The Company previously announced that the listing of its ADSs was suspended by the Nasdaq Stock Market as of July 2, 2020.  The Company can provide no assurance that its securities will commence or continue to trade on the OTC Pink marketplace, whether broker-dealers will continue to provide public quotes of the Company's securities on this market or whether the trading volume of the Company's securities will be sufficient to provide for an efficient trading market.

Injunction Removal from Israeli Court

On July 8, 2020, during a court hearing following the previously granted temporary injunction, the Israeli court ruled as follows:

1.  The parties have reached a mutual agreement that L.I.A. Pure Capital shall cancel the application for the temporary injunction, subject to the Company's commitment that (i) the previously announced Annual and Special General Meeting of Shareholders (the "Meeting") will be held on July 28, 2020 as planned, and (ii) the record date for the Meeting will be July 7, 2020.

2.  In the event the Meeting is convened and a quorum is not present, the Meeting will be held one week later, on August 4, 2020.

3.  The Company confirmed that its previously announced private placement of ADSs was terminated and is no longer in effect, and the ADSs that were to be issued under such private placement shall therefore not be entitled to vote in the Meeting since they were not issued.

About Therapix Biosciences (OTC Pink: TRPXY):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

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Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com